Exhibit 99.4

Anghami and OSN+ Successfully Complete Milestone Transaction, Creating an Entertainment Powerhouse

The transaction has received all required regulatory approvals for successful closure

OSN Group’s investment in Anghami gives it a majority stake at a valuation of $3.69 per share

United Arab Emirates, 2 April 2024: Anghami Inc. (NASDAQ: ANGH) (“Anghami”), a leading music and entertainment streaming platform, and OSN+, a leading video streaming platform for premium content, today announced the successful completion of their landmark transaction after receiving all regulatory approvals.

OSN Group has acquired 55.45% in Anghami, giving it a majority stake at a valuation of $3.69 per share. Backed by a cash investment of $38 million, the combined entity will bring together over 120 million registered users, circa 2.5 million paid subscribers and close to $100 million in revenue at closing.

The combined entity will bring together OSN+’s premium and exclusive library of 18,000 hours of video content with Anghami’s rich catalog of more than 100 million songs and podcasts. Moreover, it will benefit from Anghami’s strong tech stack, delivering an enhanced streaming experience with AI-driven hyper-personalization and soon to be announced, best-in-class products.

Elie Habib, Anghami Co-founder and CTO, will lead the combined entity as incoming Anghami CEO, while Joe Kawkabani will remain as OSN Group CEO.

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About Anghami

The first, most-established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world. Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly licensing and producing new and original content.

Anghami also operates OSN+ is the region’s leading local premium streaming service, featuring an incredible line-up of exclusive global and local curated content. Led by its long-term partnerships with major studios including HBO, NBC Universal, Paramount+, Endeavor Content, MGM, and Sony, the platform ensures the latest content at the same time as the US, including critically acclaimed series and must-see movies, as well as world-class Arabic original content and OSN+ Originals.

OSN+ can be accessed through all your favorite devices, including major TV platforms, all iOS, and Android devices, and from the web. Find out more and stream now at www.osnplus.com

Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. To learn more about Anghami, please visit: https://anghami.com

For media inquiries, please contact:

Nour Sawli

press@anghami.com

Investor Relations:

ir@anghami.com

About OSN

OSN is the leading service for premium entertainment servicing the MENA region in 22 countries featuring exclusive and in-demand premium global and local hit tv series and films. OSN delivers content across multiple divisions: OSN+, OSNtv, and b2b offerings in every market. Home to the most compelling content from around the world, OSN spearheads premium content including Western, Arabic, Turkish and more across divisions, distinctively known for broadcasting the latest content on the same day as the US, including popular series, blockbuster movies, and the best in kids and lifestyle programming.

OSN’s ambition is to deliver entertainment everywhere for everyone, which is informed by the company’s three key pillars: A customer-first approach, unrivaled exclusive content, and unbeatable value. By seamlessly bringing together Global Network Partnerships, Studios, and Originals, along with reimagined Linear channels, OSN provides an ecosystem of entertainment.

For media inquiries, please contact:

Cham Alatrach

cham.alatrach@ipn.ae

Forward Looking Statements

This press release contains forward-looking statements about our business and operations. Anghami’s forward-looking statements are based on Anghami’s current expectations and estimates of future events and trends, which affect or may affect Anghami’s businesses and operations. Although Anghami believes that these forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to Anghami. Many important factors may adversely affect Anghami’s results as indicated in forward-looking statements. A detailed discussion of these factors that could cause actual results and events to differ materially from Anghami’s forward-looking statements is included in Anghami’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed with the SEC on May 16, 2023, as updated by subsequently filed reports with the SEC. Anghami undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this report.